Filed by Eaton Vance Municipal Bond Fund (Commission File No. 333-227659)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

Eaton Vance Municipal Bond Fund II (Commission File No. 811-21219)

EATON VANCE MUNICIPAL BOND FUND II (the “Fund”)

January 4, 2019

Dear Shareholder:

The Board of Trustees of Eaton Vance Municipal Bond Fund II sent you proxy materials for a Joint Special Meeting of Shareholders (the “Meeting”) to consider a proposal to reorganize the Fund (the “Reorganization”) into Eaton Vance Municipal Bond Fund (the “Acquiring Fund”). The Meeting was adjourned until January 24, 2019 at 2:30 p.m. Eastern Time at Two International Place, Boston, Massachusetts 02110. A proxy for voting your shares at the Meeting is enclosed. The shares represented by each valid proxy received in time will be voted at the Meeting as specified.

Potential benefits of the proposed Reorganization include:

1.	Fund shareholders will become shareholders of a larger fund that also seeks current income exempt from federal income taxes;
2.	The Acquiring Fund is expected to have a lower total expense ratio and higher net income per common share following the Reorganization than the Fund currently, although the advisory fee rate currently paid by the Acquiring Fund is higher than that of the Fund;
3.	The Fund’s shareholders are also expected to benefit from substantial continuity in management and administration following the proposed Reorganization; and
4.	The Reorganization is intended to qualify as tax-free for U.S. federal income tax purposes.

OUR RECORDS INDICATE THAT YOU HAVE NOT YET VOTED.

PLEASE TAKE A MOMENT NOW TO CAST YOUR VOTE SO THAT YOUR SHARES MAY BE REPRESENTED AT THE MEETING.

Detailed information about the Meeting and the proposal can be found in the proxy statement. To view the proxy statement electronically please go to: https://funds.eatonvance.com/closed-end-fund-and-term-trust-documents.php.

Another copy of the proxy card has been included for your review and convenience. Should you have any questions regarding the proposal or to vote your shares, please call 1- 800-713-9968.

The Fund’S Board of Trustees believes the proposal Is in the shareholders’ best interest and recommends that you vote in favor. please take a moment NOW to vote!

Voting is easy. Please use one of the options listed below:

1.	Vote by Mail. Cast your vote by signing, dating and mailing the enclosed proxy card in the postage-prepaid return envelope provided.

2.	Vote via the Internet. Visit the website indicated on the enclosed proxy card and enter your “Control Number” from the proxy card.

3.	Vote by Phone. Dial the toll-free number indicated on the enclosed proxy card.

4.	Vote by Phone with a live representative. Dial toll-free 1 (800) 713-9968. Please have the proxy card available at the time of the call.

YOUR VOTE IS IMPORTANT! PLEASE VOTE TODAY!